

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAR 2 0 2002
365
WASH, D.C.

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: March 19, 2002

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ________ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: 

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: March 19, 2002

Form 6-K Exhibit Index

Exhibit No.	
1.	News Release dated March 19, 2002 referenced as "AEC Boosts Hedges on 2002 Natural Gas Sales to 1 Billion Cubic Feet Per Day for First Nine Months".

Exhibit 1

EXHIBIT 1



NEWS RELEASE

ALBERTA ENERGY COMPANY LTD.

3900, 421 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
http://www.aec.ca

AEC boosts hedges on 2002 natural gas sales to 1 billion cubic feet per day for first nine months

CALGARY, Alberta (March 19, 2002) – AEC has increased its natural gas price hedges during the first nine months of this year to cover about 50 percent of its 2002 forecast gas sales of between 1.525 to 1.575 billion cubic feet per day.

For the period January through September 2002, AEC has established fixed price sales on an average of 1 billion cubic feet of gas per day. These sales, at market points in Canada and the U.S., occurred when NYMEX prices averaged approximately US$2.82 per million British thermal units.

In December, AEC established a series of fixed price sales on 600 million cubic feet per day for the period January through September 2002. In February, AEC added to this hedge by establishing fixed price sales on another 133 million cubic feet of gas per day during the first nine months of 2002. Recently, AEC further increased its gas price hedges by establishing fixed price sales on an average of 267 million cubic feet per day for the nine-month period through September 2002. These recent fixed price sales were completed when the NYMEX price averaged about US$3.02 per million British thermal units. This results in total fixed price sales on an average of 1 billion cubic feet per day during the first nine months of 2002.

Fixed price natural gas sales for the first nine months of 2002 are summarized as follows:

- Canadian sales of 623 million cubic feet per day at an effective AECO price of C$3.90 per thousand cubic feet
- U.S. Rockies sales of 303 million cubic feet per day at an effective Opal, Wyoming price of US$2.61 per thousand cubic feet
- NYMEX related U.S. sales of 74 million cubic feet per day at NYMEX related prices averaging US$3.08 per thousand cubic feet

AEC currently has hedges in place for the spring and summer – seasons that traditionally yield softer prices. AEC has no gas hedges in place for the fourth quarter of 2002 when sales are forecast to be between 1.7 billion to 1.8 billion cubic feet per day.

AEC is one of North America's largest independent upstream oil and gas exploration and production companies and has been carrying on business since 1975. AEC's upstream activities are comprised of three growth platforms: the Western Canada Growth Platform, the U.S. Rockies Growth Platform and the Ecuador Growth Platform. New Ventures groups are exploring for potential new growth platforms in Alaska, the Mackenzie Delta, the Gulf of Mexico and Azerbaijan. In addition, these groups are seeking other opportunities in the Middle East. AEC also markets crude oil, natural gas and natural gas liquids (NGLs) for consumption in Canada and the U.S.

AEC's midstream activities are comprised of two business units: Pipelines and Processing, and Gas Storage. The Pipelines and Processing business unit includes interests in pipelines within Alberta, the U.S. Rocky Mountain states, the U.S. mid-western states and South America, and a NGLs extraction facility at Empress, Alberta. Through the Gas Storage business unit, AEC owns and operates natural gas storage facilities in Alberta, California and Oklahoma, leases natural gas storage capacity from other storage operators in the U.S. Gulf Coast and mid-continent regions, markets storage services to third parties, and buys and sells natural gas to earn additional margins while optimizing the use of storage capacity.

AEC's Common Shares trade on The Toronto Stock Exchange (AEC) and on the New York Stock Exchange (AOG). AEC web site: www.aec.ca.

FOR FURTHER INFORMATION:

Investor contact:
Greg Kist
Manager, Corporate Relations
(403) 266-8495
gregkist@aec.ca

Media contact:
Alan Boras
Manager, Media Relations
(403) 266-8300
alanboras@aec.ca